5-1-02

02033905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 07 2002
WASH. D.C. 152 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

Group Simec, ~~Inc.~~ SA DE CV
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V.
(Registrant)

Date: May 6, 2002.

By: [signature]
Name: Luis García Limón
Title: Chief Executive Officer

GRUPO SIMEC

PRESS RELEASE

Contact: Adolfo Luna Luna
José Flores Flores
Grupo Simec, S.A. de C.V.
Calzada Lazaro Cardenas 601
44440 Guadalajara, Jalisco, Mexico
52 33 3669 5740

GRUPO SIMEC ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2002

GUADALAJARA, MEXICO, April 26, 2002- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its results of operations for the three-month period ended March 31, 2002. Net sales decreased 6% to Ps. 474 million in the three-month period ended March 31, 2002 compared to Ps. 503 million in the same period of 2001. In the three-month period ended March 31, 2002 Simec recorded net income of Ps. 54 million versus net income of Ps. 55 million for the comparable period of 2001.

Simec sold 143,673 metric tons of basic steel products during the three-month period ended March 31, 2002 as compared to 136,041 metric tons in the same period of 2001. Exports of basic steel products increased to 16,276 metric tons in the three-month period ended March 31, 2002 versus 4,659 metric tons in the prior comparable period. Additionally Simec sold 13,691 tons of billet in the three-month period ended March 31, 2002; in the same period of 2001 Simec had no sales of billet. Prices of products sold in the first quarter of 2002 decreased 15% in real terms versus the same period of 2001.

Simec's direct cost of sales was Ps. 310 million in the three-month period ended March 31, 2002, or 65% of net sales, versus Ps. 330 million, or 66% of net sales for the same period of 2001. Indirect manufacturing, selling, general and administrative expenses (including depreciation) decreased 13% to Ps. 106 million during the first quarter of 2002 from Ps. 122 million in the same period of 2001.

Simec's operating income increased 14% to Ps. 58 million during the three-month period ended March 31, 2002 from Ps. 51 million in the same period of 2001. As a percentage of net sales, operating income was 12% in the three-month period ended March 31, 2002 and 10% in the same period of 2001.

Simec recorded income from other financial operations of Ps. 5 million in the three-month period ended March 31, 2002 compared to income from other financial operations of Ps. 32 million in the same period of 2001. In addition, Simec recorded a reserve for income tax and employee profit sharing of Ps. 15 million in the three-month period ended March 31, 2002 versus a reserve of Ps. 13 million in the same period of 2001.

Simec recorded financial income of Ps. 6 million in the three-month period ended March 31, 2002 compared to financial expense of Ps. 15 million in the same period of 2001 due principally to (i) net interest expense of Ps. 16 million in three-month period ended March 31, 2002 compared to net interest expense of Ps. 53 million in the same period of 2001, reflecting lower debt levels in the 2002 period, (ii) an exchange gain of Ps. 12 million in the three-month period ended March 31, 2002 compared to an exchange gain of Ps. 8 million in the same period of 2001, reflecting an increase of 1.2% in the value of the peso versus the dollar in the three-month period ended March 31, 2002 compared to an increase of 0.4% in the value of the peso versus the dollar in the same period of 2001 and (iii) a gain from monetary position of Ps. 10 million in the three-month period ended March 31, 2002 compared to a gain from monetary position of Ps. 30 million in the same period of 2001, reflecting the domestic inflation rate of 1.4% in the three-month period ended March 31, 2002 compared to the domestic inflation rate of 1% in the same period of 2001 and the lower amount of debt outstanding during the 2002 period.

At March 31, 2002, Simec's total consolidated debt consisted of approximately $98 million of U.S. dollar-denominated debt (including $25.1 million of debt owed to its parent company ICH), while at December 31, 2001, Simec had outstanding $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level reflects the repayment of $15.5 million of bank debt in the three-month period ended March 31, 2002 (Simec financed $10 million of this repayment with loans from ICH). Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at March 31, 2002.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At March 31, 2002, Simec's total consolidated debt consisted of approximately $98 million of U.S. dollar-denominated debt (including $25.1 million of debt owed to its parent company ICH), while at December 31, 2001, Simec had outstanding $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level reflects the repayment of $15.5 million of bank debt in the three-month period ended March 31, 2002 (Simec financed $10 million of this repayment with loans from ICH). Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $502,000 of 8 7/8% Medium Term Notes due 1998 (accrued interest was $300,280) which were issued in 1993 as part of a $68 million issuance.

At March 31, 2002, CSG was not in compliance with various financial covenants contained in its bank loan instruments. CSG obtained the waiver for complying with these financial covenants until May 1, 2002. According with Mexican generally accepted accounting principles, Simec's long term bank debt was reclassified as current liabilities because the waiver did not extend to one year. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants.

Net resources provided by operations were Ps. 157 million in the three-month period ended March 31, 2002 versus Ps. 57 million in the same period of 2001. Net resources used in financing activities were Ps. 161 million in the three-month period ended March 31, 2002 (which amount reflects the repayment of Ps. 142 million ($15.5 million) of bank debt) versus Ps. 6 million of net resources provided by financing activities in the same period of 2001. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and to increase capital stock) were Ps. 7 million in the three-month period ended March 31, 2002 versus net resources used in investing activities of Ps. 23 million in the same period of 2001. Simec has maintained low levels of capital expenditures since 1995 due to lack of financing and does not expect to significantly increase capital expenditures for the foreseeable future until financing becomes available.

In October, 2001, Simec retained KPMG Cárdenas Dosal, S.C. as independent auditors, replacing its existing independent auditors, in order to have the same auditors as its parent company, ICH.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2002 compared to Three-Month Period Ended March 31, 2001

Net Sales

Net sales of Simec decreased 6% to Ps. 474 million in the three-month period ended March 31, 2002 compared to Ps. 503 million in the same period of 2001. Sales in tons of basic steel products increased 6% to 143,673 tons in the first quarter of 2002 compared to 136,041 tons in the same period of 2001.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

Exports of basic steel products increased to 16,276 tons in the three-month period ended March 31, 2002 versus 4,659 tons in the same period of 2001. The increase in exports resulted from the increase of steel prices in the United States, due principally to the tariffs on rebar of 15% and 30% on hot rolled bar and cold finish bar implemented by the USA government against imports of steel from all the countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey. Additionally Simec sold 13,691 tons of billet in the three-month period ended March 31, 2002; in the same period of 2001 Simec had no sales of billet. The average price of steel products decreased 15% in real terms in the three-month period ended March 31, 2002 versus the same period of 2001, due principally to pricing pressure caused by imports of competing products.

Direct Cost of Sales
Simec´s direct cost of sales decreased 6% to Ps. 310 million in the three-month period ended March 31, 2002 compared to Ps. 330 million in the same period of 2001, reflecting lower net sales. Direct cost of sales as a percentage of net sales decreased from 66% in the three-month period ended March 31, 2001 to 65% in the same period of 2002. The average cost of raw materials used to produce steel products decreased 17% in real terms in the three-month period ended March 31, 2002 versus the same period of 2001 as a result of decreases in the prices of scrap and certain other raw materials.

Marginal Profit
Simec´s marginal profit decreased 5% to Ps. 164 million during the three-month period ended March 31, 2002 compared to Ps. 173 million in the same period of 2001. As a percentage of net sales, marginal profit was 35% in the three-month period ended March 31, 2002 compared to 34% in the same period of 2001.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) decreased 13% to Ps. 106 million in the three-month period ended March 31, 2002 from Ps. 122 million in the same period of 2001; this decrease was due to the reduction of Simec's labor force and lower expenses. Depreciation and amortization in the three-month periods ended March 31, 2002 and 2001 was Ps. 35 million in each period.

Operating Income
Simec´s operating income increased 14% to Ps. 58 million in the three-month period ended March 31, 2002 compared to Ps. 51 million in the same period of 2001. As a percentage of net sales, operating income was 12% in the three-month period ended March 31, 2002 and 10% in the same period of 2001.

Financial Income (Expense)
Simec recorded financial income in the three-month period ended March 31, 2002 of Ps. 6 million compared to financial expense of Ps. 15 million during the same period of 2001. Simec recorded an exchange gain of approximately Ps. 12 million in the three-month period ended March 31, 2002 compared to an exchange gain of Ps. 8 million in the same period of 2001 reflecting the 1.2% increase in the value of the peso versus the dollar in the three-month period ended March 31, 2002 versus an increase of 0.4% in the value of the peso versus the dollar in the same period of 2001. Net interest expense was Ps. 16 million in the three-month period ended March 31, 2002 versus Ps. 53 million during the same period of 2001 reflecting a lower amount of debt outstanding during the

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

2002 period. Simec recorded a gain from monetary position of Ps. 10 million in the three-month period ended March 31, 2002 compared to a gain from monetary position of Ps. 30 million in the same period of 2001, reflecting the domestic inflation rate of 1.4% in the three-month period ended March 31, 2002 as compared to 1% in the same period of 2001 and the lower amount of debt outstanding during the 2002 period.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 5 million in the three-month period ended March 31, 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 for Ps. 6 million and (ii) expense related to other financial operations of Ps. 1 million) compared to other income, net, of Ps. 32 million in the same period of 2001 (reflecting (i) income resulting from the cancellation of Ps. 13 million of bank interest recorded as accrued interest in the prior year, (ii) income from the cancellation of the provision of Ps. 10 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 6 million in the current liability to Grupo Sidek, and (iv) income related to other financial operations of Ps. 3 million)

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 15 million for income tax and employee profit sharing in the three-month period ended March 31, 2002 (including an expense of Ps. 7 million from the application of Bulletin D-4 with respect to deferred income tax) compared to a provision of Ps. 13 million in the same period of 2001 (including a decrease in the provision of Ps. 6 million from the application of Bulletin D-4 with respect to deferred income tax).

Net Income Before Minority Interest
As a result of the foregoing, Simec recorded net income before minority interest of Ps. 54 million in the three-month period ended March 31, 2002 compared to net income before minority interest of Ps. 55 million in the same period of 2001.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 666 million at March 31, 2002 compared to Ps. 682 million at December 31, 2001. The effect on Simec's consolidated statement of income in the three-month period ended March 31, 2002, was an increase of Ps. 7 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 6 million in the same period of 2001. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** Quarter: **1** Year: **2002**

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,609,000**	**100**	**4,966,693**	**100**
2	**CURRENT ASSETS**	**736,967**	**16**	**824,711**	**17**
3	CASH AND SHORT-TERM INVESTMENTS	51,227	1	162,311	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	337,716	7	318,610	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	80,646	2	47,177	1
6	INVENTORIES	264,816	6	289,081	6
7	OTHER CURRENT ASSETS	2,562	0	7,532	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,594,183**	**78**	**3,841,940**	**77**
13	PROPERTY	1,775,710	39	1,775,833	36
14	MACHINERY AND INDUSTRIAL	2,877,946	62	2,995,192	60
15	OTHER EQUIPMENT	165,229	4	166,238	3
16	ACCUMULATED DEPRECIATION	1,267,008	27	1,210,290	24
17	CONSTRUCTION IN PROGRESS	42,306	1	114,967	2
18	**DEFERRED ASSETS (NET)**	**277,850**	**6**	**300,042**	**6**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,792,979**	**100**	**2,889,112**	**100**
21	**CURRENT LIABILITIES**	**1,119,817**	**62**	**1,142,750**	**40**
22	SUPPLIERS	137,574	8	186,149	6
23	BANK LOANS	651,941	36	201,263	7
24	STOCK MARKET LOANS	4,533	0	568,923	20
25	TAXES TO BE PAID	31,721	2	41,846	1
26	OTHER CURRENT LIABILITIES	294,048	16	144,569	5
27	**LONG-TERM LIABILITIES**	**0**	**0**	**1,067,780**	**37**
28	BANK LOANS	0	0	1,067,780	37
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**673,162**	**38**	**678,582**	**23**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,816,021**	**100**	**2,077,581**	**100**
34	**MINORITY INTEREST**	**217**		**216**	
35	**MAJORITY INTEREST**	**2,815,804**	**100**	**2,077,365**	**100**
36	**CONTRIBUTED CAPITAL**	**2,829,424**	**100**	**2,166,402**	**104**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,304,524	46	661,704	32
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	949,776	34	929,574	45
39	PREMIUM ON SALES OF SHARES	575,124	20	575,124	28
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(13,620)**	**0**	**(89,037)**	**(4)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,041,071	37	808,743	39
43	REPURCHASE FUND OF SHARES	73,854	3	73,854	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,182,158)	(42)	(1,026,389)	(49)
45	NET INCOME FOR THE YEAR	53,613	2	54,755	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**51,227**	**100**	**162,311**	**100**
46	CASH	45,726	89	132,226	81
47	SHORT-TERM INVESTMENTS	5,501	11	30,085	19
18	**DEFERRED ASSETS (NET)**	**277,850**	**100**	**300,042**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	277,850	100	294,817	98
49	GOODWILL	0	0	2,765	1
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	2,460	1
21	**CURRENT LIABILITIES**	**1,119,817**	**100**	**1,142,750**	**100**
52	FOREING CURRENCY LIABILITIES	937,445	84	904,652	79
53	MEXICAN PESOS LIABILITIES	182,372	16	238,098	21
24	**STOCK MARKET LOANS**	**4,533**	**100**	**568,923**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	4,533	100	568,923	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**294,048**	**100**	**144,569**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	227,610	77	29,211	20
58	OTHER CURRENT LIABILITIES WITHOUT COST	66,438	23	115,358	80
27	**LONG-TERM LIABILITIES**	**0**	**100**	**1,067,780**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	1,067,780	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**673,162**	**100**	**678,582**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	665,775	99	674,108	99
67	OTHERS	7,387	1	4,474	1
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,182,158)**	**100**	**(1,026,389)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(1,182,158)	(100)	(1,026,389)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(382,850)	(318,039)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	35	51
75	EMPLOYERS (*)	403	465
76	WORKERS (*)	953	1,028
77	CIRCULATION SHARES (*)	1,788,452,125	907,153,516
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**474,250**	**100**	**502,798**	**100**
2	COST OF SALES	310,179	65	330,060	66
3	**GROSS INCOME**	**164,071**	**35**	**172,738**	**34**
4	OPERATING	106,249	22	121,688	24
5	**OPERATING INCOME**	**57,822**	**12**	**51,050**	**10**
6	TOTAL FINANCING COST	(5,652)	(1)	14,688	3
7	**INCOME AFTER FINANCING COST**	**63,474**	**13**	**36,362**	**7**
8	OTHER FINANCIAL OPERATIONS	(5,423)	(1)	(31,854)	(6)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**68,897**	**15**	**68,216**	**14**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	15,284	3	13,460	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**53,613**	**11**	**54,756**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**53,613**	**11**	**54,756**	**11**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**53,613**	**11**	**54,756**	**11**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**53,613**	**11**	**54,756**	**11**
19	NET INCOME OF MINORITY INTEREST			1	0
20	**NET INCOME OF MAJORITY INTEREST**	**53,613**	**11**	**54,755**	**11**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**474,250**	**100**	**502,798**	**100**
21	DOMESTIC	428,225	90	486,008	97
22	FOREIGN	46,025	10	16,790	3
23	TRANSLATED INTO DOLLARS (***)	5,044	1	1,655	0
6	**TOTAL FINANCING COST**	**(5,652)**	**100**	**14,688**	**100**
24	INTEREST PAID	16,974	300	55,162	376
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	189	3	2,194	15
27	EXCHANGE PROFITS	12,141	215	8,511	58
28	GAIN DUE TO MONETARY POSITION	(10,296)	(182)	(29,769)	(203)
8	***OTHER FINANCIAL OPERATIONS***	***(5,423)***	**100**	***(31,854)***	**100**
29	OTHER NET EXPENSES (INCOME) NET	(5,423)	(100)	(31,854)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**15,284**	**100**	**13,460**	**100**
32	INCOME TAX	7,874	52	19,035	141
33	DEFERED INCOME TAX	7,367	48	(6,002)	(45)
34	WORKERS' PROFIT SHARING	43	0	427	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	493,127	529,886
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,907,675	2,275,505
39	OPERATION INCOME (**)	199,334	249,284
40	NET INCOME OF MAYORITY INTEREST(**)	173,353	(131,393)
41	NET CONSOLIDATED INCOME (**)	173,343	(131,155)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**53,613**	**54,756**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	42,305	28,958
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**95,918**	**83,714**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	60,766	(26,980)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**156,684**	**56,734**
6	CASH FLOW FROM EXTERNAL FINANCING	(160,932)	(945,538)
7	CASH FLOW FROM INTERNAL FINANCING	0	951,378
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(160,932)**	**5,840**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(6,636)**	**(23,078)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(10,884)	39,496
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	62,111	122,815
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	51,227	162,311

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**42,305**	**28,958**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	34,938	34,881
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	7,367	(5,923)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**60,766**	**(26,980)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(20,395)	37,504
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	10,398	(7,308)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(16,058)	3,197
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	5,407	(10,906)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	81,414	(49,467)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(160,932)**	**(945,538)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(19,019)	464,102
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	(505,308)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	(4,956)
27	(-) BANK FINANCING AMORTIZATION	(141,913)	(899,376)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**951,378**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		376,254
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		575,124
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(6,636)**	**(23,078)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,777)	(8,793)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(4,859)	(14,285)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	11.30	%	10.89	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	6.16	%	(6.32)	%
3	NET INCOME TO TOTAL ASSETS (**)	3.76	%	(2.64)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	19.20	%	54.37	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.41	times	0.46	times
7	NET SALES TO FIXED ASSETS (**)	0.53	times	0.59	times
8	INVENTORIES ROTATION (**)	4.82	times	5.24	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	56	days	50	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.11	%	17.20	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	38.90	%	58.17	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.64	times	1.39	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	52.28	%	68.27	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	27.79	%
15	OPERATING INCOME TO INTEREST PAID	3.41	times	0.93	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.06	times	0.79	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.66	times	0.72	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.42	times	0.47	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.41	times	0.29	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.57	%	14.20	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	20.23	%	16.65	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	12.81	%	(5.37)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	9.23	times	1.03	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	(16,190.72)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	16,290.72	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	26.78	%	38.10	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.12	$ (0.31)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.12	$ (0.27)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ (0.04)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 1.57	$ 2.29
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.38 times	0.41 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	4.92 times	(3.03) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s31: In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 665,775 at March 31, 2002 compared to Ps. 674,108 at March 31, 2001. The effect on Simec's consolidated statement of income in the nine-month period ended September 30, 2001, was an increase of Ps. 7,367 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 6,002 in the same period of 2001. These provisions do not affect the cash flow of Simec.

s35 Stockholders' Equity:
Effects of inflation - The effects of inflation on stockholders' equity at September 30, 2001 are as follows:

	Historical Cost	Restated Amount	Total
Capital stock	Ps. 1,304,524	Ps. 949,776	Ps. 2,254,300
Prima en aumento de Capital	549,517	25,607	575,124
Retained earnings	794,124	374,414	1,168,538
Excess resulting from restating Stockholders' equity to reflect Certain effects of inflation	-	(418,396)	(418,396)
Effect deferred income tax Bulletin D-4	(662,340)	(101,422)	(763,762)

s39: Premium in subscription of Capital Stock made in March 29, 2001.

r24 We don't have interest paid in UDI's

r26: We don't have interest earned in UDI's

c02 Consolidated Statements of Changes in Financial Position
The net loss in money exchange and net profit in liabilities actualization are as follows:

	March 31, 2002	March 31, 2001
Net loss (profit) in money exchange	Ps. (8,488)	Ps. (6,590)
Net loss (profit) in liabilities actualization	(11,047)	(30,775)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At March 31, 2002, Simec's total consolidated debt consisted of approximately $98 million of U.S. dollar-denominated debt (including $25.1 million of debt owed to its parent company ICH), while at December 31, 2001, Simec had outstanding $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level reflects the repayment of $15.5 million of bank debt in the three-month period ended March 31, 2002 (Simec financed $10 million of this repayment with loans from ICH). Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $502,000 of 8 7/8% Medium Term Notes due 1998 (accrued interest was $300,280) which were issued in 1993 as part of a $68 million issuance.

At March 31, 2002, CSG was not in compliance with various financial covenants contained in its bank loan instruments. CSG obtained the waiver for complying with these financial covenants until May 1, 2002. According with Mexican generally accepted accounting principles, Simec's long term bank debt was reclassified as current liabilities because the waiver did not extend to one year. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants.

Net resources provided by operations were Ps. 157 million in the three-month period ended March 31, 2002 versus Ps. 57 million in the same period of 2001. Net resources used in financing activities were Ps. 161 million in the three-month period ended March 31, 2002 (which amount reflects the repayment of Ps. 142 million ($15.5 million) of bank debt) versus Ps. 6 million of net resources provided by financing activities in the same period of 2001. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and to increase capital stock) were Ps. 7 million in the three-month period ended March 31, 2002 versus net resources used in investing activities of Ps. 23 million in the same period of 2001. Simec has maintained low levels of capital expenditures since 1995 due to lack of financing and does not expect to significantly increase capital expenditures for the foreseeable future until financing becomes available.

In October, 2001, Simec retained KPMG Cárdenas Dosal, S.C. as independent auditors, replacing its existing independent auditors, in order to have the same auditors as its parent company, ICH.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2002 compared to Three-Month Period Ended March 31, 2001

Net Sales

Net sales of Simec decreased 6% to Ps. 474 million in the three-month period ended March 31, 2002 compared to Ps. 503 million in the same period of 2001. Sales in tons of basic steel products increased 6% to 143,673 tons in the first quarter of 2002 compared to 136,041 tons in the same period of 2001.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Exports of basic steel products increased to 16,276 tons in the three-month period ended March 31, 2002 versus 4,659 tons in the same period of 2001. The increase in exports resulted from the increase of steel prices in the United States, due principally to the tariffs on rebar of 15% and 30% on hot rolled bar and cold finish bar implemented by the USA government against imports of steel from all the countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey. Additionally Simec sold 13,691 tons of billet in the three-month period ended March 31, 2002; in the same period of 2001 Simec had no sales of billet. The average price of steel products decreased 15% in real terms in the three-month period ended March 31, 2002 versus the same period of 2001, due principally to pricing pressure caused by imports of competing products.

Direct Cost of Sales
Simec´s direct cost of sales decreased 6% to Ps. 310 million in the three-month period ended March 31, 2002 compared to Ps. 330 million in the same period of 2001, reflecting lower net sales. Direct cost of sales as a percentage of net sales decreased from 66% in the three-month period ended March 31, 2001 to 65% in the same period of 2002. The average cost of raw materials used to produce steel products decreased 17% in real terms in the three-month period ended March 31, 2002 versus the same period of 2001 as a result of decreases in the prices of scrap and certain other raw materials.

Marginal Profit
Simec´s marginal profit decreased 5% to Ps. 164 million during the three-month period ended March 31, 2002 compared to Ps. 173 million in the same period of 2001. As a percentage of net sales, marginal profit was 35% in the three-month period ended March 31, 2002 compared to 34% in the same period of 2001.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) decreased 13% to Ps. 106 million in the three-month period ended March 31, 2002 from Ps. 122 million in the same period of 2001; this decrease was due to the reduction of Simec's labor force and lower expenses. Depreciation and amortization in the three-month periods ended March 31, 2002 and 2001 was Ps. 35 million in each period.

Operating Income
Simec´s operating income increased 14% to Ps. 58 million in the three-month period ended March 31, 2002 compared to Ps. 51 million in the same period of 2001. As a percentage of net sales, operating income was 12% in the three-month period ended March 31, 2002 and 10% in the same period of 2001.

Financial Income (Expense)
Simec recorded financial income in the three-month period ended March 31, 2002 of Ps. 6 million compared to financial expense of Ps. 15 million during the same period of 2001. Simec recorded an exchange gain of approximately Ps. 12 million in the three-month period ended March 31, 2002 compared to an exchange gain of Ps. 8 million in the same period of 2001 reflecting the 1.2% increase in the value of the peso versus the dollar in the three-month period ended March 31, 2002 versus an increase of 0.4% in the value of the peso versus the dollar in the same period of 2001. Net interest expense was Ps. 16 million in the three-month period ended March 31, 2002 versus Ps. 53 million during the same period of 2001 reflecting a lower amount of debt outstanding during the

2002 period. Simec recorded a gain from monetary position of Ps. 10 million in the three-month period ended March 31, 2002 compared to a gain from monetary position of Ps. 30 million in the same period of 2001, reflecting the domestic inflation rate of 1.4% in the three-month period ended March 31, 2002 as compared to 1% in the same period of 2001 and the lower amount of debt outstanding during the 2002 period.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 5 million in the three-month period ended March 31, 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 for Ps. 6 million and (ii) expense related to other financial operations of Ps. 1 million) compared to other income, net, of Ps. 32 million in the same period of 2001 (reflecting (i) income resulting from the cancellation of Ps. 13 million of bank interest recorded as accrued interest in the prior year, (ii) income from the cancellation of the provision of Ps. 10 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 6 million in the current liability to Grupo Sidek, and (iv) income related to other financial operations of Ps. 3 million)

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 15 million for income tax and employee profit sharing in the three-month period ended March 31, 2002 (including an expense of Ps. 7 million from the application of Bulletin D-4 with respect to deferred income tax) compared to a provision of Ps. 13 million in the same period of 2001 (including a decrease in the provision of Ps. 6 million from the application of Bulletin D-4 with respect to deferred income tax).

Net Income Before Minority Interest
As a result of the foregoing, Simec recorded net income before minority interest of Ps. 54 million in the three-month period ended March 31, 2002 compared to net income before minority interest of Ps. 55 million in the same period of 2001.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 666 million at March 31, 2002 compared to Ps. 682 million at December 31, 2001. The effect on Simec's consolidated statement of income in the three-month period ended March 31, 2002, was an increase of Ps. 7 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 6 million in the same period of 2001. These provisions do not affect the cash flow of Simec.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are indirect subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Metálica las Torres, S.A. de C.V.
° Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of March 31, 2002 are as follows:

	Years
Buildings....................................	15 to 50
Machinery and equipment	10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
Monetary items at the exchange rate at the balance sheet date.
Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.
Income and expense items at an appropriate average exchange rate.
The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2002 and 2001. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At March 31, 2002, Simec's total consolidated debt consisted of approximately $98 million of U.S. dollar-denominated debt (including $25.1 million of debt owed to its parent company ICH), while at December 31, 2001, Simec had outstanding $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level reflects the repayment of $15.5 million of bank debt in the three-month period ended March 31, 2002 (Simec financed $10 million of this repayment with loans from ICH). Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $502,000 of 8 7/8% Medium Term Notes due 1998 (accrued interest was $300,280) which were issued in 1993 as part of a $68 million issuance.

At March 31, 2002, CSG was not in compliance with various financial covenants contained in its bank loan instruments. CSG obtained the waiver for complying with these financial covenants until May 1, 2002. According with Mexican generally accepted accounting principles, Simec's long term bank debt was reclassified as current liabilities because the waiver did not extend to one year. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 3,855 (U.S. $426,967) at March 31, 2002, (included in accrued liabilities) relating to these actions. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,062 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 CIA. SIDERURGICA DE GUADALAJARA	MINIACERIA	474,393,215	99.99	38,359	1,165,966
TOTAL INVESTMENT IN SUBSIDIARIES				**38,359**	**1,165,966**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,165,966**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	367,407	85,967	281,440	1,054,185	263,138	1,072,487
MACHINERY	672,054	388,330	283,724	2,205,892	484,532	2,005,084
TRANSPORT EQUIPMENT	13,640	12,127	1,513	22,357	15,465	8,405
OFFICE EQUIPMENT	3,713	3,137	576	5,063	3,834	1,805
COMPUTER EQUIPMENT	24,080	9,804	14,276	520	674	14,122
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**1,080,894**	**499,365**	**581,529**	**3,288,017**	**767,643**	**3,101,903**
NOT DEPRECIATION ASSETS						
GROUNDS	17,542	0	17,542	336,576	0	354,118
CONSTRUCTIONS IN PROCESS	42,233	0	42,233	73	0	42,306
OTHER	95,856	0	95,856	0	0	95,856
NOT DEPRECIABLE TOTAL	**155,631**	**0**	**155,631**	**336,649**	**0**	**492,280**
TOTAL	**1,236,525**	**499,365**	**737,160**	**3,624,666**	**767,643**	**3,594,183**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

OTHERS, ARE NON CURRENT INVENTORIES.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
BANAMEX	15/11/2009	7.49	0	0	15,749	110,242	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	6,554	45,875	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	6,460	45,219	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	6,035	42,246	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	4,645	32,517	0	0	0	0	0	0	0	0	0	0
BANCOMER	15/11/2009	7.49	0	0	2,437	17,054	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/05/2002	6.85	0	0	16,428	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	2,050	14,351	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	1,937	13,554	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/05/2002	6.85	0	0	15,164	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	1,892	13,247	0	0	0	0	0	0	0	0	0	0
BANCRESER	15/11/2009	7.13	0	0	1,886	13,203	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	1,835	12,841	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	1,835	12,841	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	1,787	12,512	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	1,720	12,038	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	1,720	12,038	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	1,720	12,038	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	1,720	12,038	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	1,693	11,853	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	1,693	11,853	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	15/11/2009	6.38	0	0	0	13,197	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	1,587	11,112	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	1,587	11,112	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	1,587	11,112	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	1,587	11,112	0	0	0	0	0	0	0	0	0	0
BANCOMER	15/11/2009	7.49	0	0	1,376	9,631	0	0	0	0	0	0	0	0	0	0
INVERLAT	15/11/2009	7.13	0	0	907	6,346	0	0	0	0	0	0	0	0	0	0
ATLANTICO	15/11/2009	7.13	0	0	554	3,881	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANCO BILBAO VIZCAYA	15/11/2007	6.38	0	0	534	2,669	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	15/11/2009	7.49	0	0	0	0	0	0	0	0	177	1,239	0	0	0	0
BANCO BILBAO VIZCAYA	15/11/2009	7.13	0	0	177	1,236	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/05/2002	8.50	0	0	999	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/05/2002	8.50	0	0	922	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	8.02	0	0	94	660	0	0	0	0	0	0	0	0	0	0
BANCOMER	15/11/2009	8.02	0	0	93	651	0	0	0	0	0	0	0	0	0	0
ATLANTICO	15/11/2009	7.63	0	0	76	534	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	8.02	0	0	47	332	0	0	0	0	0	0	0	0	0	0
SERFIN	15/11/2009	7.63	0	0	37	256	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			0	0	109,124	541,401	0	0	0	0	177	1,239	0	0	0	0
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
MEDIUM TERM NOTES	15/12/1998	9.33	0	0	0	0	0	0	0	0	4,533	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	4,533	0	0	0	0	0
PROVEEDORES																
DIVERSOS			111,524	0	0	18,767	0	0	0	0	7,283	0	0	0	0	0
TOTAL SUPPLIERS			111,524	0	0	18,767	0	0	0	0	7,283	0	0	0	0	0
DIVERSOS			39,127	0	0	250,011	0	0	0	0	4,910	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			39,127	0	0	250,011	0	0	0	0	4,910	0	0	0	0	0

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			150,651	0	109,124	810,179	0	0	0	0	16,903	1,239	0	0	0	0

NOTES

1.- LOS CREDITOA BANCARIOS CON GARANTIA ESTAN GARANTIZADOS CON LA HIPOTECA SOBRE LA UNIDAD INDUSTRIAL DE LAS EMPRESAS DEL GRUPO.
2.- LOS CREDITOS EN MONEDA EXTRANJERA ESTAN CONTRATADOS EN DOLARES AMERICANOS Y EL TIPO DE CAMBIO UTILIZADO AL 31 DE MARZO DE 2002 FUE DE PS. 9.0298.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	5,044	46,025	0	0	46,025
OTHER	0	0	0	0	0
TOTAL	**5,044**	**46,025**			**46,025**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	5,895	53,905	0	0	53,905
INVESTMENTS	0	0	0	0	0
OTHER	1,144	10,458	79	716	11,174
TOTAL	**7,039**	**64,363**	**79**	**716**	**65,079**
NET BALANCE	**(1,995)**	**(18,338)**	**(79)**	**(716)**	**(19,054)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**7,880**	**71,150**	0	0	**71,150**
LIABILITIES POSITION	**103,640**	**935,842**	**178**	**1,603**	**937,445**
SHORT TERM LIABILITIES POSITION	103,640	935,842	178	1,603	937,445
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(95,760)**	**(864,692)**	**(178)**	**(1,603)**	**(866,295)**

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2002 WAS PS. 9.0298.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	423,075	1,201,247	(778,172)	0.92	7,183
FEBRUARY	422,937	1,165,656	(742,719)	0.06	(477)
MARCH	429,725	1,125,768	(696,043)	0.51	3,560
ACTUALIZATION:	0	0	0	0.00	30
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**10,296**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Not accomplished the actual situation is 0.66 times.
B) Accomplished the actual situation is 0.39
C) Accomplished the actual situation is 5.90

As of March 31, 2002, the remaining balance of the MTNs not exchanged amounts to Ps. 4,533 ($502,000 dollars).

C.P. Adolfo Luna Luna
Director de Finanzas.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CIA. SIDERURGICA DE GUAD.	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	480	81
CIA. SIDERURGICA DE CALIF.	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	250	74
METALICA LAS TORRES	COMPRAVENTA DE PRODUCTOS DE ACERO	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	COMMERCIAL METALS	SI	46.56
ENERGIA ELECTRICA	C.F.E.			NO	10.66
FERROALEACIONES	MINERA AUTLAN	FERROALEACIONES	CONSIDAR INC.	SI	7.77
ELECTRODOS	UCAR CARBON MEXICANA			NO	3.06

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PERFILES ESTRUCTURA	45	94,532	43	155,615			
PERFILES COMERCIALE	17	31,127	16	44,607			
CORRUGADO	22	36,651	17	44,830			
SOLERAS	7	12,887	8	22,413			
BARRAS MACIZAS	48	102,219	44	133,431			
OTROS			1	3,343			
BILLET	14	18,324	14	23,986			
TOTAL		295,740		428,225			

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PERFILES ESTRUCTURA			2	7,330			
PERFIL COMERCIAL			3	8,174			
CORRUGADO			7	17,651			
BARRAS MACIZAS			3	8,602			
SOLERAS			2	4,268			
TOTAL				46,025			

NOTES

STOCK EXCHANGE CO SIMEC
GRUPO SIMEC, S.A. DE C.V.

QUARTER: 1 YEAR: 2002

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001**	136
Number of shares Outstanding at the Date of the NFEA: (Units)	1,788,452,125

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year information)

NFEA BALANCE TO 31 OF MARZO OF 2002	144
Number of shares Outstanding at the Date of the NFEA: (Units)	1,788,452,125

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 1,788,452,125

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 1,788,452,125

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		2	199,665,769	1,329,390		200,995,159	145,642	970
B		2	106,001,231	1,481,455,735		1,587,456,966	77,321	1,080,591
TOTAL			**305,667,000**	**1,482,785,125**	**0**	**1,788,452,125**	**222,963**	**1,081,561**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,788,452,125
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 1,284,863 ADR'S DE 20 ACCIONES CADA UNO.
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **1** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. ADOLFO LUNA LUNA
DIRECTOR DE FINANZAS

C.P. JOSE FLORES FLORES
DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA

GUADALAJARA, JAL, AT APRIL 30 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SIMEC FECHA: 30/04/200 18:16

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO SIMEC, S.A. DE C.V.
DO MICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA ,JAL
TELEFONO:	01 33-3669-5740, 01 33-3669-5712 Y 01 33-3669-5757
FAX:	01 33-3669-5716 Y 01 33-3669-5726 **AUTOMATICO:** X
E-MAIL:	jflores@gruposimec.com.mx
DIRECCION DE INTERNET	www.simec.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GSI900822R72
DOMICILIO	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA ,JAL

RESPONSABLE DE PAGO

NOMBRE:	C.P. RICARDO OROZCO IÑIGUEZ
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA ,JAL
TELEFONO:	01 33-3669-5742, 01 33-3669-5734 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3812-5375

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. RUFINO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 55-5310-2559
FAX:	01 55-5310-2496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. LUIS GARCIA LIMON
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SIMEC FECHA: 30/04/200 18:16

TELEFONO:	01 33-3669-5712 Y 01 33-3669-5757
FAX:	01 33-3669-5716 Y 01 33-3669-5726
E-MAIL:	aluna@gruposimec.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ADOLFO LUNA LUNA
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5740, 01 33-3669-5712 Y 01 33-3669-5734
FAX:	01 33-3669-5716 Y 01 33-3669-5726
E-MAIL:	aluna@gruposimec.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3669-5716
E-MAIL:	jflores@gruposimec.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ADOLFO LUNA LUNA
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5740, 01 33-3669-5712 Y 01 33-3669-5734
FAX:	01 33-3669-5716 Y 01 33-3669-5726
E-MAIL:	aluna@gruposimec.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	JEFE DEPARTAMENTO LEGAL
NOMBRE:	LIC. LOURDES IVONNE MASSIMI MALO
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5705, 01 33-3669-5734 Y 01 33-3669-5757
FAX:	01 33-3812-2888 Y 01 33-3669-5726
E-MAIL:	imassimi@gruposimec.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. JOSE LUIS RICO MACIEL

CLAVE DE COTIZACION: SIMEC **FECHA:** 30/04/200 18:16

DOMICILIO:	AV. REVOLUCION 780 MODULO 2
COLONIA:	SAN JUAN
C. POSTAL:	03730
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 55-5270-9340 Y 01 55-5270-9341
FAX:	01 55-5270-9302
E-MAIL:	rgarcia@infosel.net.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. RODOLFO GARCIA GOMEZ DE PARADA
DOMICILIO:	AV. REVOLUCION 780 MODULO 2
COLONIA:	SAN JUAN
C. POSTAL:	03730
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 55-5371-7365 Y 01 55-5371-7366
FAX:	01 55-5371-7379
E-MAIL:	rgarcia@infosel.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3669-5716
E-MAIL:	jflores@gruposimec.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3669-5716
E-MAIL:	jflores@gruposimec.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3669-5716
E-MAIL:	jflores@gruposimec.com.mx